September 29, 2004


via U.S. mail and facsimile

Mr. Gregory J. Rau
President and Chief Executive Officer
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois 60101


	Re:	Minuteman International, Inc.
		PRE R 14A filed September 14, 2004
		File No.  000-15582

		Schedule 13E-3/A filed September 14, 2004
		File No. 005-39423

Dear Mr. Rau:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Preliminary Proxy

Background of the Merger, page 10
1. We note your response to prior comment 6. Please revise to state that no specific options other than a going private transaction with
Hako were considered by the board of directors.
2. We note your response to prior comment 7. As previously requested, please discuss in more detail the preliminary results of
Houlihan Lokey`s analysis of Minuteman as communicated to the Special
Committee on May 21, 2004. Also discuss in more detail how the passage of time affected the analysis it provided to the Special Committee on July 7, 2004.

Determinations and Recommendations of the Special Committee, page
18
3. We note your response to prior comment 10. As noted in our previous letter, the absence of an intent to liquidate is not determinative of whether your discussion should consider liquidation value. The liquidation value provides shareholders with another measure by which to compare the consideration offered in the transaction. If there are particular circumstances that would result in the liquidation value not reflecting a meaningful result for comparison purposes, then please explain in your discussion. See Exchange Act Release No. 17719, Question and Answer No. 20.

Determinations and Recommendations of the Board of Directors, page
23
4. As previously requested, please address, in this section, the Board`s consideration of the same factors noted in our comment 11 under "Determinations and Recommendations of the Special
Committee".

Public Market Pricing and Premiums Paid in Other Going-Private Transactions, page 31
5. It appears that the price implied for this transaction by a comparison of other going private transactions completed since January 1, 2001 and transactions $10 - $100 million in value is consistently higher than the price offered in this transaction.
We
note that prices in transactions completed since January 2001 imply a
range of $14.45 to $15.00, and prices in  transactions valued at
$10
to $100 million imply a range of $14.66 to $16.74. Please discuss how this affected Houlihan`s conclusion that the transaction is fair to unaffiliated stockholders from a financial point of view. In your discussion of the determinations and recommendations of the Special
Committee and the Board, please also state what consideration the Special Committee and the Board gave to these analyses in relying on
Houlihan`s fairness conclusion and in forming their own fairness conclusions.

Schedule 13E-3
6. We note your response to prior comment 32, however, we believe that Dr. Eckart Kottkamp and Mr. Gregory Rau should be filing persons on the Schedule 13E-3. Please revise and include all necessary disclosures.


Closing Comments

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct questions to Tamara Brightwell at (202) 824-
5221
or Chris Edwards at (202) 942-2842. In this regard, please do not hesitate to contact me at (202) 942-1950.



								Sincerely,



								Pamela A. Long
								Assistant Director


cc:	John F. Cox
	Jenner & Block LLP
	One IBM Plaza
	Chicago, Illinois 60611-7603

	Patrick J. Maloney, Esq.
	Bell, Boyd & Lloyd LLC
	70 West Madison Street, Suite 3100
	Chicago, Illinois 60602
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Mr. Gregory J. Rau
Minuteman International, Inc.
September 29, 2004
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE